FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Miller, Paul K. (Last) (First) (Middle) 1809 Lydia Avenue East (Street) Roseville, Minnesota 55113 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol MedicalCV, Inc. MDCV 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April 4, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      Officer (give title below)

   X   10% Owner

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Units (1)								100,000	D
Units (1)								4,500	I	(2)
Common Stock								1,367,580	D
Common Stock								120,000	I	(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to purchase Common Stock (4)	$5.00							08/15/99	08/15/03	Common Stock	7,000		7,000	D
Option to purchase Common Stock (4)	$5.00							08/15/00	08/15/04	Common Stock	6,000		6,000	D
Option to purchase Common Stock (4)	$5.00							11/15/00	11/15/04	Common Stock	1,000		1,000	D
Option to purchase Comon Stock (4)	$2.50							08/15/01	08/15/05	Common Stock	7,000		7,000	D
Option to purchase Common Stock (4)	$4.50							08/15/02	08/15/06	Common Stock	7,000		7,000	D
Option to purchase Common Stock (4)	$0.83							08/15/03	08/15/07	Common Stock	7,000		7,000	D
Warrant to purchase Common Stock	$2.00							11/22/99	11/19/04	Common Stock	50,000		50,000	D
Warrant to purchase Common Stock	$2.00							12/06/00	11/19/04	Common Stock	50,000		50,000	D
Warrant to purchase Common Stock	$0.596							01/17/03	01/17/08	Common Stock	350,000		350,000	I	(5)
Warrant to purchase Common Stock	$0.625	04/04/03		A		350,000		04/04/03	04/04/08	Common Stock	350,000		350,000	I	(5)

 Explanation of Responses:

(1) Each Unit consists of one share of Common Stock and one redeemable Class A Warrant to purchase one share of Common Stock.

(2) Held by spouse.

(3) Held by Graycon Contracting, Inc., an entity over which the reporting person exercises control.

(4) Granted pursuant to the Company's 1993 Director Stock Option Plan, which meets the requirements of Rule 16b-3.

(5) Held by PKM Properties, LLC, an entity over which the reporting person exercises control.

/s/ Traci Christensen ** Signature of Reporting Person	April 8, 2003 Date

Traci Christensen, Attorney-In-Fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002